

Mail Stop 4628

October 19, 2016

Via Email
Robert G. Gwin
Chief Financial Officer
Anadarko Petroleum Corporation
1201 Lake Robbins Drive
The Woodlands, Texas 77380

Re: **Anadarko Petroleum Corporation**
Form 10-K for Fiscal Year Ended
December 31, 2015
Response Dated September 30, 2016
File No. 1-08968

Dear Mr. Gwin:

We have reviewed your September 30, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 16, 2016 letter.

Form 10-K for Fiscal Year Ended December 31, 2015

Business and Properties, page 2

Oil and Gas Properties and Activities, page 4

Drilling Statistics, page 19

1.   Please clarify for us the extent to which any of the development wells identified in your response to prior comment 5 will not be completed and the related proved undeveloped reserves converted to developed status within five years of initial disclosure. If there are any such wells, provide us with the net quantities of proved reserves, and an explanation

of the circumstances that would justify a time period longer than five years to conclude the development of those reserves.

2. Please clarify for us why proved reserves were not assigned to the 172.5 net development wells identified in your response to prior comment 5.

3. Your response to prior comment 5 states that no proved reserves were assigned to exploratory wells as of December 31, 2015. Tell us how many of your exploratory wells will not be completed until commodity prices improve and quantify the related capitalized suspended exploratory well costs as of December 31, 2015 and September 30, 2016. Your response should explain why the continued capitalization of these costs is appropriate. Refer to FASB ASC 932-360-35-13 and 932-260-35-18 through 35-20.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 50

Outlook, page 51

Proved Reserves, page 53

4. In response to prior comment 7, you state that you will update or expand your disclosures to the extent appropriate if you determine in the future that significant negative price-related reserves revisions are reasonably likely. Section III.B.3. of SEC Release No. 33-8350 states that disclosure quantifying the material effects of known material trends and uncertainties may be required to the extent material if quantitative information is reasonably available. Confirm that you will provide disclosure quantifying the impact of trends in commodity prices to your reported proved reserve volumes if material.

Critical Accounting Estimates, page 77

Property Impairments, page 78

5. Please revise the disclosure regarding your critical accounting policies for property impairments to provide information regarding the key assumptions used to estimate undiscounted future net cash flows consistent with your response to prior comment 8. As noted in our prior comment, this disclosure should also explain the material implications of uncertainties associated with your key assumptions.

6. Your response to prior comment 9 states that the asset group described as being at risk of impairment in your Form 10-K is a group of oil and gas assets and a gathering system located in the United States for which the cash flows of the gathering system are not largely independent of the cash flows for the oil and gas assets. More specifically describe your reasons for grouping these assets for purposes of impairment testing in the context of your accounting policy and FASB ASC 360-10-35-23. As part of your

response, identify the location of these assets, tell us more about the gathering system, and explain in greater detail why you do not believe that the cash flows of this midstream asset are largely independent from the cash flows of the oil and gas assets.

You may contact Diane Fritz, Staff Accountant, at (202) 551-3331 or Ethan Horowitz, Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 if you have questions regarding the engineering comments. Please contact Parhaum J. Hamidi, Attorney-Adviser, at (202) 551-3421 or Loan Lauren P. Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources